October 18, 2019

Michael McCabe
Chief Executive Officer
Lucent, Inc.
622 Pine Avenue
Whitefish, Montana 59937

       Re: Lucent, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed October 2, 2019
           File No. 333-232218

Dear Mr. McCabe:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 16, 2019 letter.

Amendment No.1 to Form S-1 filed October 2, 2019

Capitalization, page 3

1. Please revise to reflect pro forma stockholder's equity assuming the minimum and maximum number of shares are sold. In doing so, please address the following:

           Pro forma common stock should represent the par value of the outstanding shares assuming the minimum and maximum number of shares are sold net of the number of shares subject to redemption, which should be accounted for as temporary equity.

           Additional paid-in capital should be included assuming the minimum and maximum number of shares are sold net of the amount allocated to temporary equity and par value of common stock.
 Michael McCabe
FirstName LastNameMichael McCabe
Lucent, Inc.
Comapany NameLucent, Inc.
October 18, 2019
October 18, 2019 Page 2
Page 2
FirstName LastName

              Since you have no long-term debt obligations, capitalization should equal proforma stockholder's equity.

         In addition, we understand that your officer and directors have paid the offering expenses and it appears that the payments should be recognized as contributions to capital. Please tell us your consideration of including the offering expenses as an adjustment to pro forma additional paid-in capital assuming the minimum and maximum number of shares are sold.
Dilution, page 15

2. Please show us how you computed net book value and net book value per share after the offering assuming the minimum and maximum number of shares are sold. Please refer to the comment above regarding pro forma capitalization.
3. Please tell us why the cash contribution of officers and directors before and after the offering do not agree the the Statement of Stockholders' Equity (Deficit) on page F-5.
Background of Directors, Executive Officers, Promoters and Control Persons, page 27

4. We note your response to comment 9. We also note that Mr. McCabe intends to devote only 10 hours a week of his time to planning and organizing activities of Lucent, Inc.
         Please provide information regarding Mr. McCabe's principal occupation and employment for the past 5 years, including the name and principal business of any corporation or other organization in which such occupations and employment are and were carried on. Refer to Item 401(e) of Registration S-K. In addition, please elaborate on Mr. McCabe's
         "minimal past experience with special purpose acquisition companies." If Mr. McCabe has experience with blank check companies, please describe that experience.

5. We note that you have revised your disclosure to state that "Mr. McCrimmon has specific experience, qualifications, attributes, or skills to perform as a director neither of a blank check company nor in the acquisition of acquisition candidates." Please revise to clarify the aforementioned statement so that it is internally consistent, and provide more information on Mr. McCrimmon's specific experience, qualifications, attributes, or skills with any blank check company or in the acquisition of acquisition candidates.
Financial Statements and Exhibits, page F-1

6. Please update your financial statements as required by Rule 8-08 of Regulation S-X and update the related information in your filing, such as your Management Discussion and
         Analysis section, accordingly.
 Michael McCabe
Lucent, Inc.
October 18, 2019
Page 3

      You may contact Bill Thompson at 202-551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman at
202-551-3797 or Jennifer Lopez-Molina at 202-551-3792 with any other questions.



                                                          Sincerely,
FirstName LastNameMichael McCabe
                                                          Division of
Corporation Finance
Comapany NameLucent, Inc.
                                                          Office of Real Estate
& Construction
October 18, 2019 Page 3
cc:       Elaine Dowling, Esq.
FirstName LastName